UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM AW
Withdrawal of Post-Effective Amendment to Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Gisser Automotive Concepts, Inc.
(Exact name of registrant as specified in its charter)

New York	3711	13-3948927
(State or jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer Identification No.)
incorporation or organization)	Classification Code Number)

52 Edison Court, Monsey, N.Y. 10952,    (845) 356-8008
(Address and telephone number of principal executive offices)

52 Edison Court, Monsey, N.Y. 10952,
(Address of principal place of business or intended principal place of business)

Daryl K. Gisser, 52 Edison Court, Monsey, N.Y. 10952,   (845) 356-8008
(Name, Address and telephone number of agent for service)

COPIES TO:
Miles Garnett, Esq., 66 Wayne Avenue, Atlantic Beach, NY 11509        (516) 371-4598

EXPLANATORY NOTE:

We are filing Form AW in order to withdraw our Post-Effective Amendment as filed on November 2, 2009 with the Securities and Exchange Commission under our S-1 Registration Statement No. 333-145181.

Gentlemen/Madam:

On August 7, 2007, Gisser Automotive Concepts, Inc. (the “Registrant”) filed a registration statement (the “Registration Statement”) on Form SB-2, subsequently changed to an S-1 (File No. 333-145181), which was subsequently declared effective by the Commission on January 13, 2009. On November 2, 2009, the Registrant filed a Post-Effective Amendment on Form S-1 (the “Post Effective Amendment” or “POS AM”) to amend the number of shares offered and the offering price in the Registration Statement.

After discussions with the Staff, it is our understanding that those changes would require the resubmission of an entirely new Registration Statement rather than a POS AM. Accordingly, the Registrant respectfully requests that the Commission accept this withdrawal of the Post Effective Amendment. The Registrant plans to follow up with a second Post-Effective Amendment No. 2 on Form S-1 only to change the offering date and update the financial statements contained therein as discussed with the Commission.

The Registrant confirms that no securities have been sold in connection with either the Registration Statement or the Post Effective Amendment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 23, 2009	By:	/s/ Daryl K. Gisser
Name: Daryl K. Gisser
Title: Chief Executive Officer, President